

Mail Stop 3561

May 20, 2009

Chad B. Beemer
President
Capital Equity Finance, Inc.
5775 Blue Lagoon Drive, Suite 100
Miami, FL 33126

Re: Capital Equity Finance, Inc.
Item 4.01 Form 8-K
Filed May 14, 2009
File No. 000-52704

Dear Mr. Beemer:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

    Please note that our review of this filing was limited to the matters pertaining to Item 4.01 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

<u>Item 4.01 Form 8-K filed on May 14, 2009</u>

1. We note that there were no disagreements through December 31, 2008. The
    disclosure should state whether there were any disagreements during the
    registrant's two most recent fiscal years and *any subsequent interim period* through
    the date of dismissal. See Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation
    S-K.

2. Item 304(a)(1)(ii) of Regulation S-K requires a specific statement whether the
    accountant's reports on the financial statements for either of the past two years
    contained an adverse opinion or a disclaimer of opinion or was qualified or
    modified as to uncertainty, audit scope or accounting principles; and a modification
    or qualification. This would include disclosure of uncertainty regarding the
    ability6 to continue as a going concern in the accountant's report. Please amend
    your Form 8-K to include this required disclosure.

3. Please furnish an updated letter from your former accountant addressing your
    amended Form 8-K as an exhibit to the amendment.

<u>Closing Comments</u>

As appropriate, please respond to these comments within five business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
responses to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief